モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
（特定共同事業事務所）

MORRISON & FOERSTER LLP

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03 NOV 10 AM 7:21

November 7, 2003

Writer's Direct Dial Number
+81 3-3214-6557

By Overnight Delivery

Office of International Corporate Finan[redacted]
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03037241

SUPPL

Attention: Mr. Paul Dudek

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Re: **File No. 82-4885 / Fujitsu Support and Service Inc.**
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Mr. Dudek:

On behalf of our client, Fujitsu Support and Service Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The following document was originally prepared in Japanese, and, pursuant to Rule 12g3-2(b)(4), we are enclosing an English translation thereof.

dlw 11/10

<u>Digest of Consolidated and Non-Consolidated Results for the First Half of the Fiscal Year Ending March 31, 2004 (the "Digest")</u>. The Company filed the Digest with the Tokyo Stock Exchange on October 29, 2003, pursuant to Article 2 of the Tokyo Stock Exchange Regulations on Disclosure for Companies with

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

tk-119107

Listed Securities, and has made it publicly available beginning on the same day on its web site.

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: (81) 3-3214-6557, fax: (81) 3-3214-6512).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me using the self-addressed envelope enclosed herewith.

Very truly yours,

Jason Tomita

Jason Tomita

Enclosures

cc: Mr. Akatsu
Ms. Shimazu
Mr. Kitazume
Chuck Comey
Doug Perkins
Mitsutoshi Uchida

Fujitsu Support and Service Inc. ("Fsas")

Digest of Consolidated and Non-Consolidated Results for the
First Half of Fiscal Year Ending March 31, 2004 ("Digest").
Dated: October 29, 2003

This document contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. These statements appear in a number of places in this document, and include statements regarding the intent, belief or current expectations of Fujitsu Support and Service Inc. (the "Company") with respect to the business, revenues and results of operations of the Company and its consolidated subsidiaries (the "Fsas Group"), and economic and other factors that may have an impact on the Fsas Group's performance. These statements also include the projections of the Fsas Group's financial performance for the fiscal year ending on March 31, 2004 contained in this document.

Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statement contained in this document. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

- the rate of acceptance of our products and services;
- decreases in purchases of our products by government customers;
- our ability to continue to successfully introduce new products and services to the market;
- the level of competition in the markets in which we conduct our business;
- changing market demands in the information technology services industry;
- our ability to successfully implement our business strategies;
- our customers' response to new services we offer; and
- continuing deferrals and suspensions of purchases by our customers due to lower levels of IT investment, poor operating results, insolvency or bankruptcy or weakness in the Japanese economy generally

You should understand that it is not possible to predict or identify all factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in this document. Consequently, you should not consider the foregoing list to be a complete set of all such factors.

We undertake no obligation to update any forward-looking statement contained in this document whether as a result of new information, future events or otherwise.

As used herein, the words, "we", "our" and "us" are used to refer collectively to the Fsas Group.

October 29, 2003

Digest of Consolidated Results for the First Half of the Fiscal Year Ending March 31, 2004

(Unaudited)

Name of Listed Company:	Fsas (Fujitsu Support and Service Inc.)
Code Number:	4706
(URL:	http://www.fsas.fujitsu.com/)
Listed Exchange (Section):	Tokyo Stock Exchange (First Section)
Head Office:	Tokyo
Representative:	Tatsuhiko Ohtaki, President and CEO
For Inquiries Please Contact:	Kazuyuki Nishikawa, Member of the Board, and General Manager of Corporate Planning Office Tel: (03)5471-4700
Date of Board of Directors' Meeting For Approval of Consolidated First Fiscal Half Results:	October 29, 2003
Parent Company:	Fujitsu Limited
(Code Number:	6702)
Voting Share Holding Ratio of Parent Company	56.3%
U.S. GAAP	Not Applied

1. First Fiscal Half Results Ended September 2003

(For the period from April 1, 2003 through September 30, 2003)

(1) Results of Operations

(Millions of yen and thousands of U.S. dollars)	Six months ended September 30, 2002	Six months ended September 30, 2003	Change	Six months ended September 30, 2003	Year ended March 31, 2003
Net sales	¥ 99,140	¥ **103,735**	4.6 %	$ *932,450*	¥ 220,696
Operating income	4,646	**3,706**	(20.2)	*33,312*	11,539
Income before income taxes and minority interests	3,596	**2,364**	(34.3)	*21,249*	9,229
Net income	1,970	**1,403**	(28.8)	*12,611*	5,021

(Note) Equity in earnings (loss) of affiliates, net: None

(2) Per Share Data

(Yen and U.S. dollars)	Six months ended September 30, 2002	Six months ended September 30, 2003	Change	Six months ended September 30, 2003	Year ended March 31, 2003
Earnings per share	¥ 34.55	¥ **24.61**	(28.8) %	$ *0.22*	¥ 86.37
Shareholders' equity per share	843.66	**909.90**	7.9	*8.18*	890.06

(Note) Weighted average shares issued and outstanding for:

Six months ended September 30, 2003 ········ 57,019,738 shares
Six months ended September 30, 2002 ········ 57,019,802 shares
Year ended March 31, 2003 ······················ 57,019,797 shares

(3) Financial Position

(Millions of yen and thousands of U.S. dollars)	At September 30 2002	At March 31 2003	At September 30 **2003**	At September 30 ***2003***
Total assets	¥ 103,678	¥ 117,602	¥ **110,717**	*$ 995,209*
Total shareholders' equity	48,106	50,848	**51,883**	*466,364*
		(%)		
Shareholders' equity ratio	46.4	43.2	**46.9**	

(Note) Issued and outstanding shares as of:

September 30, 2003 ········· 57,019,637 shares

September 30, 2002 ········· 57,019,792 shares

March 31, 2003 ························· 57,019,792 shares

(4) Results of Cash Flows

(Millions of yen and thousands of U.S. dollars)	Six months ended September 30, 2002	Six months ended September 30, **2003**	Six months ended September 30, ***2003***	Year ended March 31, 2003
Net cash provided by operating activities	¥ 4,099	¥ **2,905**	*$ 26,112*	¥ 7,337
Net cash used in investing activities	(964)	**(551)**	*(4,953)*	(1,823)
Net cash used in financing activities	(594)	**(285)**	*(2,562)*	(878)
Cash and cash equivalents at period-end	¥ 27,227	¥ **31,391**	*$ 282,166*	¥ 29,322

(5) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: Eight

Number of non-consolidated subsidiaries to which equity method is applied: None

Number of affiliated companies to which equity method is applied: None

(6) Changes in Consolidation and Application of Equity Method

Consolidation

Added companies : None

Deducted companies : None

Equity method

Added companies : None

Deducted companies : None

2. Business Forecast for March 2004 Term (For the period from April 1, 2003 through March 31, 2004)

(Millions of yen and thousands of U.S. dollars)	Year ending March 31, **2004**	Year ending March 31, ***2004***
Net sales	¥ **232,000**	***$ 2,085,393***
Net income	**4,800**	***43,146***

(Reference) Forecasted earnings per share for March 2004 Term: ¥ 84.18 *(U.S.$0.76)*

Notes:

1.Fractions are rounded to the closest one million yen.

2.The U.S. dollar amounts included herein represent translations using the approximate exchange rate on September 30, 2003 of ¥111.25=US$1.00, solely for readers' convenience.

3. State of the Corporate Group

Our group of affiliated companies is comprised of Fujitsu Limited (the Company's parent company), the Company, and the Company's eight subsidiaries. The Company's areas of operations are divided into Information Technology Services and Technical Support Services, both of which are closely coordinated with the services and software business of Fujitsu Limited.

The following chart sets forth the Company's principal business activities and the positioning of its subsidiaries.


Customer
Fujitsu Limited
Fujitsu Support and Service Inc.
【Information Technology Services】
・Comprehensive services including planning, installation work, operation and support of network systems
・Solution service for business optimization
・Outsourcing service utilizing Web-related technology
・Sale of equipment and software for information systems
【Technical Support Services】
・Maintenance service for information systems provided to Fujitsu Limited

【Information Technology Services Subsidiaries】

Fsas Creative Inc.	Providing human resources relating to information technology services, training and education
Fsas Network Solutions Inc.	Software development

【Technical Support Services Subsidiaries】

Totalizator Engineering Limited	Design, installation work, and technical support services for systems for public sport stadiums
Fsas Techno Tokai Inc.	Providing installation work and technical support services for information systems
Fsas Techno Kansai Inc.	Providing installation work and technical support services for information systems
Fujitsu Fsas & Sun Limited	Repair of information processing equipment
Fsas Techno Inc.	Technical support services for systems for public sport stadiums and for information systems
Telsy Corporation	Software development for systems for public sport stadiums

The company established Fsas Techno Hokuriku Inc, to provide technical support services for information systems on October,1,2003.

4. Management Policies

(1) Basic Corporate Management Policy

The Company was formed in 1989 as a split-off of Fujitsu Limited's telecommunications and information processing equipment maintenance and repair operations (now our Technical Support Services), the core of its business being the support of customers' computer systems to ensure their stable operation. Based on the technical know-how developed through these Technical Support Services, the Company subsequently added Information Technology Services to its business, comprising a menu of solutions, ranging from system planning and design to implementation, operation, and maintenance on a one-stop basis, irrespective of vendor.

The Fsas Group is committed to actualizing its guiding principle, "First Value Co-Creator," and to increasing customer satisfaction. This principle means accepting as our first value the needs of customers and creating this value together with them. Accordingly, in our Technical Support Services segment we offer rapid, precise, and high-quality responses to support stable operations, and in our Information Technology Services segment we provide optimum solutions to issues faced by customers. Our basic management policy is to continue to enhance customer confidence and to further increase corporate value for shareholders and investors.

(2) Basic Policy regarding Profit Distribution

The Company's basic policy is to provide stable returns to shareholders. We strive to raise profitability by strengthening our management foundations and competitiveness in the information technology services industry, whose market environment is subject to rapid changes. Retained profits are invested to achieve new growth.

(3) Medium- and Long-Term Management Strategy

The Fsas Group will continue to place first priority on winning customer confidence by further developing our customer-oriented business. We will also work to enhance corporate value by establishing high value-added businesses and allocating resources intensively to high growth areas.

We will implement the following measures to work toward the sustained improvement of our growth potential and profitability, sales growth that exceeds the market, and a higher ratio of ordinary income to sales.

a) Expansion of life-cycle management (LCM) business through strengthened capacity to propose solutions

We will seek to expand our life-cycle management (LCM) business that provides customers with optimum solutions and services for the entire information system life cycle from planning and design to installation, operation, and maintenance. Through the proposal of optimum solutions, we will make sustained efforts to gain customer confidence and to be well placed to build the customer's next computer system.

b) Strengthening of a solution-based business focused on growth areas

In our Business Solution, in which we solve issues related to our customers' business management, we will offer Web EC, CRM and electronic medical records as information-based solutions and EAI as an infrastructure-based solution.

In our Network Solution, in which we solve issues related to customer networks, we will offer LAN/WAN reinstallation, security solutions, and server/storage solutions as part of a broadband infrastructure development business.

In our Operations Solution, in which we solve issues related to the operation of our customers' computer systems, we will enlarge our domain to include the business operations of the healthcare industry and the e-Japan project. We will also expand our Operations Solutions Centers and subcenters and augment our service menu to include remote maintenance (remote access), operations monitoring, and simplified diagnosis.

c) Expansion of e-Japan Business to accompany growing linkages between the government and private sector

The forward march of e-government is being accompanied by the installation of IT infrastructure by local governments. Responding to these developments, we will expand our offerings for government-to-citizen and government-to-business services and develop installation, operation, and maintenance systems for electronic application, electronic tenders, and electronic procurement.

d) Building deeper relationships of trust with customers

To build deeper relationships of trust with customers and to increase customer satisfaction, we will redouble our efforts to propose optimum solutions and to offer high-quality support.

(4) Issues to Be Addressed

Prolonged economic stagnation has increased competition for Information Technology Services, and Technical Support Services is being impacted by the trend toward open systems. To respond to this challenging business environment, the Fsas Group will promote its life-cycle management (LCM) business, offer optimum customer-driven solutions and services, and work to establish an optimum management structure by focusing resources in priority businesses, restructuring its organization, and

perfoming low-cost management. To achieve these ends, we will be implementing the following measures.

Customer-Driven Management

To promote customer-driven management and to strengthen our management structure, we will work to increase the quality of management. In doing so, we will seek to build a stronger relationship of trust with customers and to establish a firm management foundation by instilling in all employees a customer-driven attitude and by restructuring a management organization able to meet customer needs by providing rapid and flexible responses in product development and in organizational reform.

Emphasis of Profitability

Profitability is a priority issue in the management decisions of the Fsas Group. We will endeavor to accurately understand customer needs and market trends, to direct management resources toward high-profit and high value-added businesses, and to enforce low-cost management.

Focused Investments in Growth Areas

We will work to further increase our growth potential by directing investments toward businesses promising growth. We will focus management resources in Operations Solution and take steps including the expansion of Operations Solutions Centers and other areas and augmentation of our service menu. We will also apply the technical capabilities of customer engineers developed in Technical Support Services to expand on-site services adapted to customer needs.

Human Resources Development

To realize these efforts, we will augment our training programs to further increase the skills of customer engineers, system engineers, and sales staff. We will expand training programs by job and objective, such as to strengthen the software support capabilities of customer engineers and to have system engineers and sales staff acquire the latest knowledge, and we will work to develop human resources.

(5) Basic Policy on Corporate Governance and Its Current Implementation

Governance and policy decisions related to management matters are made by the Board of Directors consisting of 14 members of the board, two standing corporate auditors, and two outside corporate auditors, and by the Management Council composed of 16 full-time officers consisting of the members of the board and the standing corporate auditors. Management is also monitored from an independent and shareholder perspective by two standing corporate auditors with thorough knowledge of the business and by two outside auditors from parent-company management.

In addition, internal controls through cross-divisional checks are being implemented, such as business

auditing by the Audit Department and ISO quality auditing by the ISO Promotion Division.

As part of compliance efforts, we continued to thoroughly educate all Fsas Group employees and temporary staff about Fsas Compliance Guidelines established in January 2003. We also established an Information Security Handbook in June 2003 to strengthen information security.

5. Operating Performance and Financial Position

(1) Operating Performance

Overview of the Period

Despite signs of a recovery in corporate profits during the six-month period ending September 30, 2003, business conditions remained severe in Japan as evidenced by ongoing deflation and sluggish personal consumption.

In the information technology services industry, reflecting a harsh economic climate, companies curtailed IT investments while competition increased further in every market segment.

In Information Technology Services, higher sales were recorded by our e-Japan business offering government services and by our Operations Solution, which provides operations management, support, and outsourcing services related to computer systems. Sales were also firm for hardware and software for IT systems.

However, large contracts decreased in number for some categories, and the sales of system installation services also declined.

In Technical Support Services, sales fell due to the trend toward open systems, the consolidation of financial institutions, and a drop off in demand for new betting systems as public sport stadiums finished upgrading their systems.

As a result, the Fsas Group's performance for the period under review resulted in order volume of ¥122,884 million (*$1,104,576 thousand*), up 14.4% from the same period of the previous fiscal year, and in net sales totaled ¥103,735 million (*$932,450 thousand*), up 4.6% from the same period of the previous fiscal year. As for profit and loss, despite efforts to reduce costs, fewer high margin contracts and the deterioration of profit for Technical Support Services resulted in operating income of ¥3,706 million (*$33,312 thousand*), down 20.2% from the same period of the previous fiscal year. Net income came to ¥1,403 million (*$12,611 thousand*), down 28.8% from the same period of the previous fiscal year.

Information Technology Services

The Fsas Group endeavored to promote its life-cycle management (LCM) business that provides

customers with optimum solutions and services for the entire information system life cycle, from planning and design to installation, operation, and maintenance.

Our e-Japan business experienced substantial sales growth in relation to the Local Government Wide Area Network (LGWAN) program. With fiscal year ending on March 31, 2004 being the final year for deploying LGWANs, we installed many such networks for local governments in the six-month period ending September 30, 2003. As for private-sector demand, sales and orders were strong for computer systems such as personal computers and servers, but there was a decrease in large contracts and system installation services, mainly banks.

Regarding our Network Solution that solves issues related to customer networks, we responded to diversifying needs by adding a wide-area Ethernet solution and IP phone service to our popular WAN Power-Up Solution and also by introducing the Wireless LAN Power-Up Solution with strengthened security.

Our Operations Solution, which offers solutions to reduce customers' burden in system operations, yielded firm results. We also began to offer an operations service for electronic tender systems for local governments and for healthcare systems such as electronic medical records. We also worked aggressively to promote our Simplified Diagnostic Service that analyzes the operational situation of computer systems and proposes improvements. Furthermore, we began selling Personal Computer Life Cycle Management Service (PcLM), an integrated outsourcing service for personal computers from planning and procurement to installation, operation, maintenance, and removal.

We also applied the technical capabilities of customer engineers developed through Technical Support Services to increase multivendor support services and independent maintenance operations.

Fsas Creative Inc., a temporary staffing agency for information technology services, expanded its operations in the Tokyo metropolitan area. Fsas Network Solutions Inc. worked to strengthen its system engineer organization.

As a result of these efforts, order volume totaled ¥96,214 million (*$864,845 thousand*), up 22.3% from the same period of the previous fiscal year, and net sales totaled ¥78,252 million (*$703,389 thousand*), up 9.7% from the same period of the previous fiscal year.

Technical Support Services

The Fsas Group considers its most important obligation to be ensuring the stable operation of its customers' computer systems. To fulfill this obligation, we provide 24/7 support of the computer systems of financial institutions, government agencies, telecommunications carriers, and numerous other customers through our nationwide network of service bases.

During the six-month period ending September 30, 2003, we established an advanced support structure for Internet data centers and augmented our support structure for social infrastructure systems.

In response to the trend toward open systems, we further strengthened the software support capabilities of customer engineers and sought to develop customer engineers with top-notch capabilities who are able to provide customers with sophisticated and integrated solutions, from planning and design to operations. In addition, with the view of supporting the stable operation of open systems, we established specialist customer engineers offering total management services to increase customer satisfaction.

The Company is in the process of transferring maintenance services for systems such as financial institutions' terminals to Fsas Group subsidiaries focused on local markets to better provide prompt and meticulous support to customers. During the period under review, such operations in the Kita Kyushu and Sendai regions were transferred to Fsas Techno Inc. a subsidiary of the Company.

Totalizator Engineering Limited, a subsidiary of the Company that provides systems support for public sports stadiums, experienced a decrease in sales due to a cyclical drop in the demand for new betting systems.

Fujitsu Fsas & Sun Limited, a subsidiary of the Company that provides job opportunities for disabled people, posted firm results for the repair of personal computers.

To strengthen support operations in the Hokuriku region, we established Fsas Techno Hokuriku Inc. on October 1, 2003.

These efforts combined with the effect of the trend toward open systems and others resulted in order volume of ¥27,450 million (*$246,742 thousand*), down 6.7% from the same period of the previous fiscal year, and net sales of ¥26,332 million (*$236,692 thousand*), down 7.6% from the same period of the previous fiscal year.

(2) Financial Position

Cash and cash equivalents (collectively, "cash") at September 31, 2003, totaled ¥31,391 million *($282,166 thousand),* up ¥2,069 million *($18,597 thousand)* from the end of the previous fiscal year.

Net cash inflows from operating activities for the six months ended September 30, 2003 were ¥2,905 million (*$26,112 thousand*). In addition to strong sales orders with e-Japan related business continued from the previous year, some private-sector companies placed orders for personal computers, servers, and other IT equipment to replace aging equipment. Although such strong orders made inventories increase, the recording of income before income taxes and minority interests and the enhanced recovery of accounts receivable led to the above outcome.

Net cash outflows from investing activities amounted to ¥551 million (*$4,953 thousand*). This was primarily the outcome of ongoing investments in information infrastructure aimed at improving operational efficiency and the return of security deposits associated with the reduction of facility costs.

Net cash outflows from financing activities came to ¥285 million (*$2,562 thousand*), principally due to cash dividends paid.

(3) Business Forecast for the Fiscal Year Ending March 31, 2004

Despite some promising developments such as the rebound of corporate profits, the recovery of Japan's economy is expected to be modest given that issues such as overcoming deflation remain. Both order volume and unfilled orders rose in the six-month period ending September 30, 2003, and further growth is anticipated for Information Technology Services. Accordingly, we will continue to promote our life-cycle management business and strive to provide customers with optimum solutions such as Operations Solutions. In addition, we will redouble our efforts to increase the efficiency of operations and to further promote cost reductions. Our current outlook for the Fsas Group's financial performance for the year ending March 31, 2004, is as follows:

Consolidated net sales	¥232,000 million (*$2,085,393 thousand*) (increase of 5.1% from the previous fiscal year)
Consolidated net income	¥4,800 million (*$43,146 thousand*) (decrease of 4.4% from the previous fiscal year)

Regarding the payment of dividends for the full fiscal year, we anticipate paying a dividend of ¥10 per share, including an interim dividend of ¥5 per share.

6. Consolidated Financial Statements

(1) Consolidated Statements of Income

(Millions of yen and thousands of U.S. dollars)	Six months ended September 30, 2002	Six months ended September 30, 2003	2003	Year ended March 31, 2003
Net sales	¥ 99,140	¥ **103,735**	$ *932,450*	¥ 220,696
Operating costs and expenses:				
Cost of sales	76,813	**82,279**	*739,587*	174,378
Selling, general and administrative expenses	17,681	**17,750**	*159,551*	34,779
	94,494	**100,029**	*899,138*	209,157
Operating income	4,646	**3,706**	*33,312*	11,539
Other income (expenses):				
Interest and dividend income	16	**15**	*135*	29
Amortization of prior pension and severance costs	(806)	**(795)**	*(7,146)*	(1,589)
Restructuring costs	(252)	**(84)**	*(755)*	(528)
Revaluation loss on investment securities	(29)	**-**	*-*	(139)
Other, net	21	**(478)**	*(4,297)*	(83)
	(1,050)	**(1,342)**	*(12,063)*	(2,310)
Income before income taxes and minority interests	3,596	**2,364**	*21,249*	9,229
Income taxes:				
Current	1,691	**1,584**	*14,238*	4,158
Deferred	(70)	**(625)**	*(5,618)*	46
Minority interests	5	**2**	*18*	4
Net income	¥ 1,970	¥ **1,403**	$ *12,611*	¥ 5,021

(2) Consolidated Balance Sheets

(Millions of yen and thousands of U.S. dollars)	At September 30, 2002	At March 31, 2003	At September 30, 2003	At September 30, 2003
Assets				
Current assets:				
Cash and cash equivalents	¥ 27,227	¥ 29,322	¥ **31,391**	$ *282,166*
Time deposits	6	6	**2**	*18*
Marketable securities	500	-	-	-
Receivables:				
Notes	1,026	1,178	**1,056**	*9,492*
Accounts	50,069	62,038	**46,916**	*421,717*
Inventories	8,346	9,047	**14,835**	*133,348*
Deferred tax assets	2,122	1,681	**2,170**	*19,506*
Other current assets	682	468	**649**	*5,834*
Less: Allowance for doubtful accounts	(40)	(51)	**(49)**	*(440)*
Total current assets	89,938	103,689	**96,970**	*871,641*
Investments and long-term loans:				
Investment securities	594	548	**670**	*6,022*
Other	212	188	**185**	*1,663*
Total investments and long-term loans	806	736	**855**	*7,685*
Property, plant and equipment :				
Land	1,359	1,359	**1,359**	*12,216*
Buildings and structures	1,767	1,781	**1,778**	*15,982*
Machinery and equipment	3,410	3,493	**3,650**	*32,809*
Construction in progress	129	15	**45**	*404*
Less: Accumulated depreciation	(3,109)	(3,230)	**(3,417)**	*(30,715)*
Property, plant and equipment, net	3,556	3,418	**3,415**	*30,696*
Other assets:				
Lease deposits	4,191	4,100	**3,696**	*33,223*
Intangible assets	2,657	3,004	**3,036**	*27,290*
Deferred tax assets	1,821	2,163	**2,290**	*20,584*
Other assets	709	492	**455**	*4,090*
Total other assets	9,378	9,759	**9,477**	*85,187*
Total assets	¥ 103,678	¥ 117,602	¥ **110,717**	$ *995,209*
Liabilities, minority interests and shareholders' equity				
Current liabilities:				
Notes and accounts payable	¥ 38,342	¥ 49,508	¥ **42,543**	$ *382,409*
Accrued expenses	6,630	5,772	**5,872**	*52,782*
Accrued income taxes	1,756	2,305	**1,534**	*13,789*
Other current liabilities	2,426	2,710	**2,348**	*21,105*
Total current liabilities	49,154	60,295	**52,297**	*470,085*
Long-term liabilities:				
Accrued pension and severance costs	6,166	6,206	**6,272**	*56,378*
Other long-term liabilities	233	235	**245**	*2,202*
Total long-term liabilities	6,399	6,441	**6,517**	*58,580*
Total liabilities	55,553	66,736	**58,814**	*528,665*
Minority interests	19	18	**20**	*180*
Shareholders' equity:				
Common stock	9,402	9,402	**9,402**	*84,512*
Capital surplus	11,345	11,345	**11,345**	*101,978*
Retained earnings	27,333	30,099	**31,120**	*279,730*
Unrealized gain on investment securities, net of tax	27	3	**17**	*153*
Less: Treasury stock	(1)	(1)	**(1)**	*(9)*
Total shareholders' equity	48,106	50,848	**51,883**	*466,364*
Total liabilities, minority interests and shareholders' equity	¥ 103,678	¥ 117,602	¥ **110,717**	$ *995,209*

(3) Consolidated Statements of Shareholders' Equity

(Millions of yen and thousands of U.S. dollars)	Six months ended September 30, 2002		2003		2003		Year ended March 31, 2003
Common stock:							
Beginning of period	¥ 9,402	¥	**9,402**	$	***84,512***	¥	9,402
End of period	¥ 9,402	¥	**9,402**	$	***84,512***	¥	9,402
Capital surplus:							
Beginning of period	¥ 11,345	¥	**11,345**	$	***101,978***	¥	11,345
End of period	¥ 11,345	¥	**11,345**	$	***101,978***	¥	11,345
Retained earnings:							
Beginning of period	¥ 26,029	¥	**30,099**	$	***270,553***	¥	26,029
Net income	1,970		**1,403**		***12,611***		5,021
Cash dividends declared	(570)		**(285)**		***(2,562)***		(855)
Bonuses to directors and corporate auditors	(96)		**(97)**		***(872)***		(96)
End of period	¥ 27,333	¥	**31,120**	$	***279,730***	¥	30,099
Unrealized gain on investment securities, net of tax:							
Beginning of period	¥ 12	¥	**3**	$	***27***	¥	12
Change	15		**14**		***126***		(9)
End of period	¥ 27	¥	**17**	$	***153***	¥	3
Treasury stock:							
Beginning of period	¥ (1)	¥	**(1)**	$	***(9)***	¥	(1)
Change	0		**0**		***0***		0
End of period	¥ (1)	¥	**(1)**	$	***(9)***	¥	(1)

(4) Consolidated Statements of Cash Flows

(Millions of yen and thousands of U.S. dollars)	Six months ended September 30, 2002	2003	*2003*	Year ended March 31, 2003
Cash flows from operating activities:				
Income before income taxes and minority interests	¥ 3,596	¥ **2,364**	*$ 21,249*	¥ 9,229
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	865	**763**	*6,858*	1,710
Loss on tangible and intangible assets, net	112	**28**	*252*	185
Pension and severance costs, less payment	(556)	**153**	*1,375*	(286)
Interest and dividend income	(16)	**(15)**	*(135)*	(29)
Revaluation loss on investment securities	29	**-**	*-*	139
Other, net	(95)	**(87)**	*(782)*	(64)
Changes in operating assets and liabilities:				
Notes and accounts receivable, net of allowance for doubtful a	15,736	**15,174**	*136,396*	3,664
Inventories	(2,412)	**(5,818)**	*(52,296)*	(3,113)
Other current assets	(248)	**(180)**	*(1,618)*	(35)
Notes and accounts payable	(10,352)	**(6,874)**	*(61,789)*	975
Other current liabilities	(435)	**(263)**	*(2,364)*	(1,010)
Interest and dividend received	16	**15**	*135*	30
Income taxes paid	(2,141)	**(2,355)**	*(21,169)*	(4,058)
Net cash provided by operating activities	4,099	**2,905**	*26,112*	7,337
Cash flows from investing activities:				
Proceeds from marketable securities	-	**-**	*-*	500
Purchase of shares of a subsidiary, net of cash and cash equivaler	4	**-**	*-*	4
Payments for investment securities	(15)	**(100)**	*(899)*	(120)
Acquisition of property, plant and equipment	(571)	**(300)**	*(2,697)*	(977)
Increase in intangible assets	(529)	**(593)**	*(5,330)*	(1,413)
Payments for lease deposits	(45)	**(40)**	*(360)*	(417)
Refunds of lease deposits	197	**444**	*3,991*	660
Other, net	(5)	**38**	*342*	(60)
Net cash used in investing activities	(964)	**(551)**	*(4,953)*	(1,823)
Cash flows from financing activities:				
Cash dividends paid	(566)	**(285)**	*(2,562)*	(850)
Other, net	(28)	**0**	*0*	(28)
Net cash used in financing activities	(594)	**(285)**	*(2,562)*	(878)
Net increase in cash and cash equivalents	2,541	**2,069**	*18,597*	4,636
Cash and cash equivalents at beginning of period	24,686	**29,322**	*263,569*	24,686
Cash and cash equivalents at end of period	¥ 27,227	¥ **31,391**	*$ 282,166*	¥ 29,322

(5) Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared from the accounts maintained by Fujitsu Support and Service Inc. (the "Company") and its consolidated subsidiaries in accordance with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In presenting the accompanying consolidated financial statements, certain items have been reclassified for the convenience of readers outside Japan. In addition, certain reclassifications have been made to the prior year's financial statements to conform them to the current year's presentation.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and those of its majority-owned

subsidiaries, whether directly or indirectly controlled. All inter-company accounts and transactions have been eliminated in consolidation.

The difference between the acquisition cost and the underlying equity in the net assets of the consolidated subsidiaries is recognized as goodwill and is being amortized on a straight-line basis over five years.

(c) Cash Equivalents

Cash equivalents include all highly liquid investments, generally with original maturities of three months or less, which are readily convertible to known amounts of cash and are so near maturity that they present only an insignificant risk of any changes in value attributable to changes in interest rates.

(d) Investment Securities

Investment securities are classified as follows:

Trading securities:	Trading securities are held for resale in anticipation of short-term market movements
Held-to-maturity securities:	Debt securities are classified as held-to-maturity when management has the positive intent and ability to hold the securities to maturity
Investments in affiliated companies:	Investments in entities significantly influenced are classified as investments in affiliated companies.
Available-for-sale securities:	Equity and debt securities not classified as trading, held-to –maturity or investments in affiliated companies are classified as available-for-sale securities.

Investment securities held by the Company and its consolidated subsidiaries are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Realized gains and losses on sales of the investment securities as well as declines in fair value judged to be other than temporary are charged to income as incurred. The cost of available-for-sale securities sold is computed by the moving average method in determining realized gains or losses.

(e) Allowance for Doubtful Accounts

Allowance for doubtful accounts represents an amount deemed necessary to cover possible losses on receivables.

(f) Inventories

Work in process is stated at cost determined by the specific identification method. Other inventories are stated at cost determined by the moving average method.

(g) Property, Plant and Equipment and Depreciation

Property, plant and equipment are carried at cost. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets as follows.

Buildings and structures:	
Buildings	34 years
Others	10 to 15 years
Machinery and equipment:	4 to 5 years

Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred.

(h) Intangible Assets and Amortization

Intangible assets are carried at cost less amortization.

Amortization of computer software to be sold is calculated using the amount computed based on the current year's sales distribution to the estimated total products' sales within an estimated sales period of three years.

Amortization of computer software for internal use is calculated using the amount computed by the straight-line method over the estimated useful life of five years.
Amortization of other intangible assets is calculated by the straight-line method at rates based on the estimated useful lives of the respective assets.

(i) Accrued Pension and Severance Costs.
The Company and its consolidated subsidiaries have pension and severance plans. Under the plans, severance benefits and pension liabilities and costs are stated by the projected unit credit method. Prior service cost and net transition obligation is amortized over 10 years by the straight-line method. Prior net actuarial gain or loss is amortized by the straight-line method over the average remaining service period of employees.
In addition, accrued pension and severance costs include a provision for lump-sum retirement allowances for directors and corporate auditors determined by reference to their current rates of emolument and length of service prescribed by internal codes.

(j) Leases
Where finance leases do not transfer ownership of the leased property to the lessee over the term of the lease, the leased property is not capitalized and the related lease and rent expenses are charged to income as incurred.

(k) Income Taxes
The Company and its consolidated subsidiaries have adopted the asset-liability method to recognize the deferred taxes. Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax basis of the assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be reversed.

(l) Per Share Data
Earnings per share are based on the weighted average number of shares outstanding during the period. Cash dividends per share represent dividends declared as applicable to the period.

(m) Foreign Currency Translation
Investment securities traded in foreign currency are adjusted to the amount calculated based on exchange rates prevailing on the balance sheet dates. Unrealized translation difference on investment securities, net of tax is recognized as a separate component of shareholders' equity.

(6) U.S. Dollar Amounts

The Company and its consolidated subsidiaries maintain their books of account in yen. The U.S. dollar amounts included in the accompanying consolidated financial statements and the notes thereto represent the arithmetic results of translating yen into U.S. dollars at ¥111.25 = U.S.$1.00, the approximate rate of exchange prevailing on the last business day of September, 2003. The U.S. dollar amounts are included solely for the convenience of the readers and the translation is not intended to imply that the assets and liabilities which originated in yen have been or could readily be converted, realized or settled in U.S. dollars at the above or any other rate.

(7) Investment Securities

Investment securities at September 30, 2002 and 2003 and at March 31, 2003 are summarized as follows:

(Millions of yen and thousands of U.S. dollars)	At September 30, 2002	At March 30, 2003	At September 30, 2003	*2003*
Cost	¥ 547	¥ 542	¥ **642**	*$ 5,771*
Net unrealized gain	47	6	**28**	*251*
Fair value	594	548	**670**	*6,022*
Carrying value	¥ 594	¥ 548	¥ **670**	*$ 6,022*

(8) Leases

Lease payments on finance leases, except for lease agreements which stipulate the transfer of ownership of the leased property to the Company and its consolidated subsidiaries, for the six months ended September 30, 2002 and 2003 and the year ended March 31, 2003, and future minimum lease payments subsequent to September 30, 2002 and 2003 and March 31, 2003 are summarized as follows:

	Six months ended September 30,						Year ended March 31,	
(Millions of yen and thousands of U.S. dollars)		2002		2003		*2003*		2003
Lease expenses	¥	419	¥	396	$	*3,560*	¥	849
Components of lease expenses:								
Interest		16		16		*144*		33
Depreciation		395		379		*3,407*		804

	At September 30,						At March 31,	
(Millions of yen and thousands of U.S. dollars)		2002		2003		*2003*		2003
Future minimum lease payments:								
Within one year	¥	585	¥	619	$	*5,564*	¥	680
Thereafter		531		939		*8,440*		1,018
Total	¥	1,116	¥	1,558	$	*14,004*	¥	1,698

Acquisition cost, accumulated depreciation and net carrying amount of property held under finance leases which were not capitalized as assets outstanding at September 30, 2002 and 2003 and March 31, 2003 are as follows:

	At September 30,						At March 31,	
(Millions of yen and thousands of U.S. dollars)		2002		2003		*2003*		2003
Acquisition cost of leased property	¥	3,652	¥	2,995	$	*26,921*	¥	3,782
Accumulated depreciation		2,566		1,461		*13,132*		2,112
Net carrying amount	¥	1,086	¥	1,534	$	*13,789*	¥	1,670

(9) Segment Information

The business segment information for the Company and its consolidated subsidiaries for the six months ended September 30, 2002 and 2003 and the year ended March 31, 2003 is outlined as follows:

(Millions of yen)	Six months ended September 30, 2002				
	Information Technology Services	Technical Support Services	Total	Eliminations	Consolidated
Sales and operating income					
Sales to external customers	¥ 70,998	¥ 28,142	¥ 99,140	¥ —	¥ 99,140
Intersegment sales and transfers	306	367	673	(673)	—
Total sales	71,304	28,509	99,813	(673)	99,140
Operating costs and expenses	70,586	24,564	95,150	(656)	94,494
Operating income	¥ 718	¥ 3,945	¥ 4,663	¥ (17)	¥ 4,646

(Millions of yen)	Six months ended September 30, 2003				
	Information Technology Services	Technical Support Services	Total	Eliminations	Consolidated
Sales and operating income					
Sales to external customers	**¥ 77,978**	**¥ 25,757**	**¥ 103,735**	**¥ —**	**¥ 103,735**
Intersegment sales and transfers	**274**	**575**	**849**	**(849)**	**—**
Total sales	**78,252**	**26,332**	**104,584**	**(849)**	**103,735**
Operating costs and expenses	**77,670**	**23,220**	**100,890**	**(861)**	**100,029**
Operating income	**¥ 582**	**¥ 3,112**	**¥ 3,694**	**¥ 12**	**¥ 3,706**

(Thousands of U.S. dollars)	*Six months ended September 30, 2003*				
	Information Technology Services	*Technical Support Services*	*Total*	*Eliminations*	*Consolidated*
Sales and operating income					
Sales to external customers	*$ 700,926*	*$ 231,524*	*$ 932,450*	*$ —*	*$ 932,450*
Intersegment sales and transfers	*2,463*	*5,168*	*7,631*	*(7,631)*	*—*
Total sales	*703,389*	*236,692*	*940,081*	*(7,631)*	*932,450*
Operating costs and expenses	*698,158*	*208,719*	*906,877*	*(7,739)*	*899,138*
Operating income	*$ 5,231*	*$ 27,973*	*$ 33,204*	*$ 108*	*$ 33,312*

Basis of Segmentation:

(1) Business segments are divided into categories based on the structure adopted for internal management purposes.

(2) Major services in each business segment:

Information Technology Services:	Systems planning, systems implementation, systems operation, sales of systems equipment and related goods, sales of products developed internally, provision of human resources including temporary workers, software development.
Technical Support Services:	Installation and maintenance of hardware, maintenance of software equipment, etc., and maintenance services of related software.

(10) Sales Orders

(Millions of yen and thousands os US dollars)	Six months ended September 30, 2002		2003	Change		*Six months ended September 30, 2003*		Year ended March 31, 2003
Information Technology Services	¥ 78,641	¥	**96,214**	22.3 %	$	*864,845*	¥	175,605
Technical Support Services	29,417		**27,450**	(6.7)		*246,742*		53,355
Total	¥ 108,058	¥	**123,664**	14.4	$	*1,111,587*	¥	228,960

(Millions of yen and thousands os US dollars)	September 30, 2002		2003	Change		*September 30, 2003*		March 31, 2003
Sales orders in hand	¥ 47,420	¥	**65,038**	37.2 %	$	*584,611*	¥	45,958

October 29, 2003

Digest of Non-Consolidated Results for the First Half of the Fiscal Year Ending March 31, 2004

(Unaudited)

Name of Listed Company:	Fsas (Fujitsu Support and Service Inc.)
Code Number	4706
Listed Exchange (Section):	Tokyo Stock Exchange (First Section)
Head Office:	Tokyo
Representative:	Tatsuhiko Ohtaki, President and CEO
For Inquiries Please Contact:	Kazuyuki Nishikawa, Member of the Board, and General Manager of Corporate Planning Office Tel: (03) 5471-4700
Date of Board of Directors' Meeting For Approval of Non-Consolidated First Fiscal Half Results:	October 29, 2003
Applicability of Interim-Dividend System:	Yes
Interim Dividend Payment Effective Date:	December 1, 2003
Applicability of Share-Unit System:	Yes (1 unit = 100 shares)

1. First Fiscal Half Results Ended September 2003
(For the period from April 1, 2003 through September 30, 2003)

(1) Results of Operations

(Millions of yen and thousands of U.S. dollars)	Six months ended September 30, 2002	Six months ended September 30, **2003**	Change	Six months ended September 30, *2003*	Year ended March 31, 2003
Net sales	¥ 91,909	¥ **96,937**	5.5 %	$ ***871,344***	¥ 207,580
Operating income	3,687	**3,025**	(17.9)	***27,191***	9,959
Income before income taxes and minority interests	2,726	**1,896**	(30.4)	***17,043***	7,860
Net income	1,513	**1,200**	(20.7)	***10,787***	4,353

(2) Per Share Data

(Yen and U.S. dollars)	Six months ended September 30, 2002	Six months ended September 30, **2003**	Change	Six months ended September 30, *2003*	Year ended March 31, 2003
Earnings per share	¥ 26.54	¥ **21.05**	(20.7) %	$ ***0.19***	¥ 75.12
Cash dividend per share					
(First half of fiscal years)	5.00	**5.00**	-	***0.04***	-
(Annual)	-	-	-	-	10.00
Shareholders' equity per share	795.05	**854.50**	7.5	***7.68***	838.22

(Note) 1.Weighted average shares issued and outstanding for:

Six months ended September 30, 2003 ········· 57,019,738 shares

Six months ended September 30, 2002 ········· 57,019,802 shares

Year ended March 31, 2003························ 57,019,797 shares

(3) Financial Position

(Millions of yen and thousands of U.S. dollars)	At September 30, 2002	At March 31, 2003	At September 30, 2003	At September 30, 2003
Total assets	¥ 97,936	¥ 112,323	¥ **105,181**	$ *945,447*
Total shareholders' equity	45,334	47,865	**48,724**	*437,969*
	(%)			
Shareholders' equity ratio	46.3	42.6	**46.3**	

(Note) Issued and outstanding shares as of:

September 30, 2003 ········· 57,019,637 shares

September 30, 2002 ········· 57,019,792 shares

March 31, 2003 ························ 57,019,792 shares

Treasury stock as of:

September 30, 2003 ········· 363 shares

September 30, 2002 ········· 208 shares

March 31, 2003 ························ 208 shares

2. Business Forecast for March 2004 Term
(For the period from April 1, 2003 through March 31, 2004)

(Millions of yen and thousands of U.S. dollars)	Year ending March 31 2004	Year ending March 31 2004
Net sales	¥ **219,000**	***$ 1,968,539***
Net income	**4,500**	***40,449***

(Reference) Forecasted earnings per share for March 2004 Term: ¥ 78.92 *(U.S.$0.71)*

Notes:

1.Fractions are rounded to the closest one million yen.

2.The U.S. dollar amounts included herein represent translations using the approximate exchange rate on September 30, 2003 of ¥111.25=US$1.00, solely for readers' convenience.

3. Non-Consolidated Financial Statements

(1) Non-Consolidated Statements of Income

(Millions of yen and thousands of U.S. dollars)	Six months ended September 30, 2002	Six months ended September 30, 2003	Six months ended September 30, 2003	Year ended March 31, 2003
Net sales	¥ 91,909	¥ **96,937**	$ *871,344*	¥ 207,580
Operating costs and expenses:				
Cost of sales	71,396	**77,129**	*693,295*	164,582
Selling, general and administrative expenses	16,826	**16,783**	*150,858*	33,039
	88,222	**93,912**	*844,153*	197,621
Operating income	3,687	**3,025**	*27,191*	9,959
Other income (expenses):				
Interest and dividend income	86	**165**	*1,483*	199
Amortization of prior pension and severance costs	(794)	**(794)**	*(7,137)*	(1,588)
Restructuring costs	(252)	**(84)**	*(755)*	(528)
Revaluation loss on investment securities	(29)	**-**	*-*	(139)
Other, net	28	**(416)**	*(3,739)*	(43)
	(961)	**(1,129)**	*(10,148)*	(2,099)
Income before income taxes	2,726	**1,896**	*17,043*	7,860
Income taxes:				
Current	1,174	**1,310**	*11,775*	3,350
Deferred	39	**(614)**	*(5,519)*	157
Net income	¥ 1,513	¥ **1,200**	$ *10,787*	¥ 4,353

(2) Non-Consolidated Balance Sheets

(Millions of yen and thousands of U.S. dollars)	At September 30, 2002	At March 31, 2003	At September 30, 2003	At September 30, 2003
Assets				
Current assets:				
Cash and cash equivalents	¥ 25,059	¥ 27,226	¥ **29,756**	$ *267,470*
Marketable securities	500	-	**-**	*-*
Receivables:				
Notes	1,021	1,177	**1,056**	*9,492*
Accounts	47,437	60,036	**44,226**	*397,537*
Inventories	7,971	8,448	**14,108**	*126,813*
Deferred tax assets	1,876	1,412	**1,894**	*17,025*
Other current assets	603	380	**582**	*5,231*
Less: Allowance for doubtful accounts	(35)	(47)	**(51)**	*(458)*
Total current assets	84,432	98,632	**91,571**	*823,110*
Investments and long-term loans:				
Investment securities				
Subsidiaries	839	839	**839**	*7,541*
Other	569	523	**645**	*5,798*
Other	212	188	**184**	*1,654*
Total investments and long-term loans	1,620	1,550	**1,668**	*14,993*
Property, plant and equipment :				
Land	1,359	1,359	**1,359**	*12,216*
Buildings and structures	1,618	1,629	**1,645**	*14,787*
Machinery and equipment	2,376	2,414	**2,570**	*23,101*
Construction in progress	129	15	**45**	*404*
Less: Accumulated depreciation	(2,191)	(2,287)	**(2,456)**	*(22,076)*
Property, plant and equipment, net	3,291	3,130	**3,163**	*28,432*
Other assets:				
Lease deposits	3,843	3,748	**3,390**	*30,472*
Intangible assets	2,465	2,830	**2,879**	*25,878*
Deferred tax assets	1,590	1,954	**2,076**	*18,661*
Other assets	695	479	**434**	*3,901*
Total other assets	8,593	9,011	**8,779**	*78,912*
Total assets	¥ 97,936	¥ 112,323	¥ **105,181**	$ *945,447*
Liabilities and shareholders' equity				
Current liabilities:				
Accounts payable	¥ 37,529	¥ 48,913	¥ **41,741**	$ *375,200*
Accrued expenses	5,671	4,748	**4,772**	*42,894*
Accrued income taxes	1,308	1,882	**1,278**	*11,488*
Other current liabilities	2,143	2,914	**2,596**	*23,335*
Total current liabilities	46,651	58,457	**50,387**	*452,917*
Long-term liabilities:				
Accrued pension and severance costs	5,705	5,755	**5,805**	*52,179*
Other long-term liabilities	246	246	**265**	*2,382*
Total long-term liabilities	5,951	6,001	**6,070**	*54,561*
Total liabilities	52,602	64,458	**56,457**	*507,478*
Shareholders' equity:				
Common stock	9,402	9,402	**9,402**	*84,512*
Capital surplus	11,345	11,345	**11,345**	*101,978*
Retained earnings	24,561	27,116	**27,961**	*251,335*
Unrealized gain on investment securities, net of tax	27	3	**17**	*153*
Less: Treasury stock	(1)	(1)	**(1)**	*(9)*
Total shareholders' equity	45,334	47,865	**48,724**	*437,969*
Total liabilities and shareholders' equity	¥ 97,936	¥ 112,323	¥ **105,181**	$ *945,447*

4. Leases

Lease payments for finance leases, except for lease agreements which stipulate the transfer of ownership of the leased property to the Company, for the six months ended September 30, 2002 and 2003 and the year ended March 31, 2003, and future minimum lease payments subsequent to September 30, 2002 and 2003 and March 31, 2003 are summarized as follows:

	Six months ended September 30,						Year ended March 31,	
(Millions of yen and thousands of U.S. dollars)		2002		2003		***2003***		2003
Lease expenses	¥	340	¥	359	*$*	*3,227*	¥	692
Components of lease expenses:								
Interest		13		14		***126***		26
Depreciation		319		343		***3,083***		656

	At September 30,						At March 31,	
(Millions of yen and thousands of U.S. dollars)		2002		2003		***2003***		2003
Future minimum lease payments:								
Within one year	¥	480	¥	560	*$*	***5,034***	¥	575
Thereafter		363		811		***7,290***		824
Total	¥	843	¥	1,371	*$*	***12,324***	¥	1,399

Property held under the finance leases which were not capitalized as assets outstanding at September 30, 2002 and 2003 and March 31, 2003 are as follows:

	At September 30,						At March 31,	
(Millions of yen and thousands of U.S. dollars)		2002		2003		***2003***		2003
Acquisition cost of leased property	¥	2,894	¥	2,651	*$*	***23,829***	¥	2,919
Accumulated depreciation		2,079		1,301		***11,694***		1,544
Net carrying amount	¥	815	¥	1,350	*$*	***12,135***	¥	1,375

5. Investment Securities

All equity securities on subsidiaries or affiliated companies have no quoted value as of September 30, 2002and 2003 and March 31, 2003.

【Supplementary Information】

Financial Highlights

Consolidated Results and Forecast

October 29, 2003
Fujitsu Support and Service Inc.

[1st half of Fiscal Year]



(Billions of yen)
Operating income(right)
Net income(right)
Net sales(left)
101.7
99.1
103.7
4.4
1.9
4.6
2.0
3.7
1.4
2001
2002
2003

<1st half>

	FY2001	Change	FY2002	Change	FY2003 (Billions of yen) First Plan	Results	Difference	Change	FY2003 (Millions of US dollars) First Plan	Results	Difference
Technical Consultation & Services	40.0	9.5%	38.9	(2.7%)	43.2	39.4	(3.8)	1.3%	388.3	353.7	(34.6)
General Products Distribution	35.1	11.7%	32.4	(7.7%)	33.8	38.9	5.1	19.9%	303.8	349.7	45.9
Information Technology Services	75.1	10.5%	71.3	(5.1%)	77.0	78.3	1.3	9.7%	692.1	703.4	11.3
Technical Support Services	27.0	(3.8%)	28.5	5.5%	26.2	26.3	0.1	(7.6%)	235.5	236.7	1.2
Net sales	101.7	6.1%	99.1	(2.5%)	102.0	103.7	1.7	4.6%	916.9	932.5	15.6
Operating income	4.4	2.4%	4.6	5.8%	4.7	3.7	(1.0)	(20.2%)	42.2	33.3	(8.9)
Net income	1.9	9.7%	2.0	4.4%	2.0	1.4	(0.6)	(28.8%)	18.0	12.6	(5.4)
Operating income margin	4.3%	(0.2%)	4.7%	0.4%	4.6%	3.6%	(1.0%)	(1.1%)	4.6%	3.6%	(1.0%)

[2nd half of Fiscal Year]



(Billions of yen)
Operating income(right)
Net income(right)
Net sales(left)
119.8
121.6
128.3
6.7
3.1
6.9
3.0
7.7
3.4
2001
2002
2003(Forecast)

<2nd half>

	FY2001	Change	FY2002	Change	FY2003 (Billions of yen) First Plan	Forecast	Difference	Change	FY2003 (Millions of US dollars) First Plan	Forecast	Difference
Technical Consultation & Services	46.5	7.8%	44.9	(3.4%)	48.8	51.2	2.4	14.1%	438.7	460.7	22.0
General Products Distribution	46.2	(3.1%)	51.0	10.3%	52.2	52.7	0.5	3.4%	469.2	473.7	4.5
Information Technology Services	92.7	2.1%	95.9	3.5%	101.0	103.9	2.9	8.4%	907.9	934.4	26.5
Technical Support Services	27.6	(3.3%)	26.5	(3.9%)	25.8	25.7	(0.1)	(3.1%)	231.9	230.7	(1.2)
Net Sales	119.8	0.9%	121.6	1.4%	125.5	128.3	2.8	5.5%	1,128.0	1,152.9	24.9
Operating income	6.7	12.1%	6.9	2.5%	7.3	7.7	0.4	11.6%	65.7	69.2	3.5
Net income	3.1	18.6%	3.0	(0.4%)	3.3	3.4	0.1	11.3%	29.6	30.5	0.9
Operating income margin	5.6%	0.5%	5.7%	0.1%	5.8%	6.0%	0.2%	0.3%	5.8%	6.0%	0.2%

[Fiscal Year]



(Billions of yen)
Operating income(right)
Net income(right)
Net sales(left)
221.5
220.7
232.0
11.1
5.0
11.5
5.0
11.4
4.8
2001
2002
2003(Forecast)

<Fiscal year>

	2001	Change	2002	Change	2003 (Billions of yen) First Plan	Forecast	Difference	Change	2003 (Millions of US dollars) First Plan	Forecast	Difference
Technical Consultation & Services	86.5	8.6%	83.8	(3.1%)	92.0	90.6	(1.4)	8.1%	827.0	814.4	(12.6)
General Products Distribution	81.3	2.8%	83.4	2.5%	86.0	91.6	5.6	9.8%	773.0	823.4	50.4
Information Technoligy Services	167.8	5.7%	167.2	(0.4%)	178.0	182.2	4.2	9.0%	1,600.0	1,637.8	37.8
Technical Support Services	54.6	(3.5%)	55.0	0.8%	52.0	52.0	0.0	(5.4%)	467.4	467.4	0.0
Net sales	221.5	3.2%	220.7	(0.4%)	227.5	232.0	4.5	5.1%	2,044.9	2,085.4	40.5
Operating income	11.1	8.0%	11.5	3.8%	12.0	11.4	(0.6)	(1.2%)	107.9	102.5	(5.4)
Net income	5.0	15.0%	5.0	1.4%	5.3	4.8	(0.5)	(4.4%)	47.6	43.1	(4.5)
Operating income margin	5.0%	0.2%	5.2%	0.2%	5.3%	4.9%	(0.4%)	(0.3%)	5.3%	4.9%	(0.4%)

Note1) The total of segment sales does not equal the corporate total due to the omission of inter-segment sales eliminations.
Note2) The U.S. dollar amounts included herein represent translations using the approximate exchange rate on September 30,2003 of ¥111.25=US$1.00, solely for the readers' convenience.

Non-Consolidated Results and Forecast

[1st half of Fiscal Year]



(Billions of yen)
Operating income(right)
Net income(right)
Net sales(left)
300
250
200
150
100
50
0
20
15
10
5
0
96.1
91.9
96.9
4.0
1.7
3.7
1.5
3.0
1.2
2001
2002
2003

<1st half> (Billions of yen) (Millions of US dollars)

	FY2001	Change	FY2002	Change	FY2003 First Plan	FY2003 Results	FY2003 Difference	FY2003 Change	FY2003 First Plan (US$)	FY2003 Results (US$)	FY2003 Difference (US$)
Technical Consultation & Services	38.6	9.3%	37.4	(3.2%)	41.4	37.7	(3.7)	0.8%	372.1	338.6	(33.5)
<component ratio>	<40.1%>		<40.7%>		<43.1%>	<38.9%>					
General Products Distribution	35.1	11.7%	32.4	(7.7%)	33.8	38.9	5.1	19.9%	303.8	349.7	45.9
<component ratio>	<36.6%>		<35.3%>		<35.2%>	<40.1%>					
Information Technology Services	73.7	10.5%	69.8	(5.3%)	75.2	76.6	1.4	9.7%	675.9	688.3	12.4
<component ratio>	<76.7%>		<76.0%>		<78.3%>	<79.0%>					
Technical Support Services	22.4	(3.5%)	22.1	(1.3%)	20.8	20.3	(0.5)	(7.8%)	187.0	183.0	(4.0)
<component ratio>	<23.3%>		<24.0%>		<21.7%>	<21.0%>					
Net sales	96.1	6.9%	91.9	(4.4%)	96.0	96.9	0.9	5.5%	862.9	871.3	8.4
<component ratio>	<100.0%>		<100.0%>		<100.0%>	<100.0%>					
Operating income	4.0	3.9%	3.7	(6.9%)	3.9	3.0	(0.9)	(17.9%)	35.1	27.2	(7.9)
Net income	1.7	9.4%	1.5	(8.3%)	1.7	1.2	(0.5)	(20.7%)	15.3	10.8	(4.5)
Operating income margin	4.1%	(0.1%)	4.0%	(0.1%)	4.1%	3.1%	(1.0%)	(0.9%)	4.1%	3.1%	(1.0%)

[2nd half of Fiscal Year]



(Billions of yen)
Operating income(right)
Net income(right)
Net sales(left)
300
250
200
150
100
50
0
20
15
10
5
0
113.5
115.7
122.1
5.9
2.6
6.3
2.9
7.1
3.3
2001
2002
2003(Forecast)

<2nd half> (Billions of yen) (Millions of US dollars)

	FY2001	Change	FY2002	Change	FY2003 First Plan	FY2003 Forecast	FY2003 Difference	FY2003 Change	FY2003 First Plan (US$)	FY2003 Forecast (US$)	FY2003 Difference (US$)
Technical Consultation & Services	45.2	8.1%	43.3	(4.1%)	46.6	49.2	2.6	13.7%	418.9	442.5	23.6
<component ratio>	<39.8%>		<37.4%>		<39.1%>	<40.3%>					
General Products Distribution	46.2	(3.1%)	51.0	10.3%	52.2	52.7	0.5	3.4%	469.2	473.7	4.5
<component ratio>	<40.7%>		<44.1%>		<43.9%>	<43.2%>					
Information Technology Services	91.4	2.2%	94.3	3.2%	98.8	101.9	3.1	8.1%	888.1	916.2	28.1
<component ratio>	<80.5%>		<81.5%>		<83.0%>	<83.5%>					
Technical Support Services	22.1	(4.5%)	21.4	(3.0%)	20.2	20.2	0.0	(5.9%)	181.6	181.0	(0.6)
<component ratio>	<19.5%>		<18.5%>		<17.0%>	<16.5%>					
Net sales	113.5	0.8%	115.7	2.0%	119.0	122.1	3.1	5.5%	1,069.7	1,097.2	27.5
<component ratio>	<100.0%>		<100.0%>		<100.0%>	<100.0%>					
Operating income	5.9	10.2%	6.3	5.7%	6.7	7.1	0.4	12.8%	60.2	63.6	3.4
Net income	2.6	16.1%	2.9	7.4%	3.2	3.3	0.1	16.2%	28.7	29.6	0.9
Operating income margin	5.2%	0.4%	5.4%	0.2%	5.6%	5.8%	0.2%	0.4%	5.6%	5.8%	0.2%

[Fiscal Year]



(Billions of yen)
Operating income(right)
Net income(right)
Net sales(left)
300
250
200
150
100
50
0
20
15
10
5
0
209.6
207.6
219.0
9.9
4.3
10.0
4.4
10.1
4.5
2001
2002
2003(Forecast)

<Fiscal year> (Billions of yen) (Millions of US dollars)

	2001	Change	2002	Change	2003 First Plan	2003 Forecast	2003 Difference	2003 Change	2003 First Plan (US$)	2003 Forecast (US$)	2003 Difference (US$)
Technical Consultation & Services	83.8	8.7%	80.7	(3.7%)	88.0	86.9	(1.1)	7.7%	791.0	781.1	(9.9)
<component ratio>	<40.0%>		<38.8%>		<40.9%>	<39.7%>					
General Products Distribution	81.3	2.8%	83.4	2.5%	86.0	91.6	5.6	9.8%	773.0	823.4	50.4
<component ratio>	<38.8%>		<40.2%>		<40.0%>	<41.8%>					
Information Technology Services	165.1	5.7%	164.1	(0.6%)	174.0	178.5	4.5	8.8%	1,564.0	1,604.5	40.5
<component ratio>	<78.8%>		<79.0%>		<80.9%>	<81.5%>					
Technical Support Services	44.5	(4.0%)	43.5	(2.1%)	41.0	40.5	(0.5)	(6.9%)	368.6	364.0	(4.6)
<component ratio>	<21.2%>		<21.0%>		<19.1%>	<18.5%>					
Net sales	209.6	3.5%	207.6	(0.9%)	215.0	219.0	4.0	5.5%	1,932.6	1,968.5	35.9
<component ratio>	<100.0%>		<100.0%>		<100.0%>	<100.0%>					
Operating income	9.9	7.6%	10.0	0.6%	10.6	10.1	(0.5)	1.4%	95.3	90.8	(4.5)
Net income	4.3	13.4%	4.4	1.3%	4.9	4.5	(0.4)	3.4%	44.0	40.4	(3.6)
Operating income margin	4.7%	0.2%	4.8%	0.1%	4.9%	4.6%	(0.3%)	(0.2%)	4.9%	4.6%	(0.3%)

Note) The U.S. dollar amounts included herein represent translations using the approximate exchange rate on September 30,2003 of ¥111.25=US$1.00, solely for the readers' convenience.

Supplementary information
<Consolidated Results and Forecast>

1. Sales orders

(Millions of yen) *(Thousands of US dollars)*

Six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	**2003 (Result)**	**Change**	***2003 (Result)***
Net sales orders	¥ 101,353	2.2%	¥ 107,438	6.0%	**¥ 122,884**	**14.4%**	***$ 1,104,576***
Information Technology Services	72,960	1.8%	78,641	7.8%	**96,214**	**22.3%**	***864,845***
Technical Support Services	28,894	4.1%	29,414	1.8%	**27,450**	**(6.7%)**	***246,742***
Eliminations	(501)	-	(617)	-	**(780)**	**-**	***(7,011)***
Sales orders in hand	40,937	(2.0%)	47,405	15.8%	**64,997**	**37.1%**	***584,243***

Years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	**2004 (Forecast)**	**Change**	***2004 (Forecast)***
Net sales orders	¥ 219,397	0.9%	¥ 227,437	3.7%	**¥ 253,200**	**11.3%**	***$ 2,275,956***
Information Technology Services	166,413	2.3%	175,605	5.5%	**204,200**	**16.3%**	***1,835,506***
Technical Support Services	53,820	(3.1%)	53,355	(0.9%)	**51,100**	**(4.2%)**	***459,326***
Eliminations	(836)	-	(1,523)	-	**(2,100)**	**-**	***(18,876)***
Sales orders in hand	39,107	(5.2%)	45,848	17.2%	**67,000**	**46.1%**	***602,247***

2. Sales

(Millions of yen) *(Thousands of US dollars)*

Six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	**2003 (Result)**	**Change**	***2003 (Result)***
Net sales	¥ 101,654	6.1%	¥ 99,140	(2.5%)	**¥ 103,735**	**4.6%**	***$ 932,450***
Information Technology Services	75,118	10.5%	71,304	(5.1%)	**78,252**	**9.7%**	***703,389***
Technical Consultation & Services	39,951	9.5%	38,857	(2.7%)	**39,348**	**1.3%**	***353,690***
General Products Distribution	35,167	11.7%	32,452	(7.7%)	**38,905**	**19.9%**	***349,708***
Eliminations	-	-	(5)	-	**(1)**	**-**	***(9)***
Technical Support Services	27,026	(3.8%)	28,509	5.5%	**26,332**	**(7.6%)**	***236,692***
Eliminations	(490)	-	(673)	-	**(849)**	**-**	***(7,631)***

Years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	**2004 (Forecast)**	**Change**	***2004 (Forecast)***
Net sales	¥ 221,528	3.2%	¥ 220,696	(0.4%)	**¥ 232,000**	**5.1%**	***$ 2,085,393***
Information Technology Services	167,803	5.7%	167,187	(0.4%)	**182,200**	**9.0%**	***1,637,752***
Technical Consultation & Services	86,449	8.6%	83,784	(3.1%)	**90,605**	**8.1%**	***814,426***
General Products Distribution	81,354	2.8%	83,408	2.5%	**91,600**	**9.8%**	***823,371***
Eliminations	-	-	(5)	-	**(5)**	**-**	***(45)***
Technical Support Services	54,581	(3.5%)	54,993	0.8%	**52,000**	**(5.4%)**	***467,416***
Eliminations	(856)	-	(1,484)	-	**(2,200)**	**-**	***(19,775)***

3. Consolidated statements of income

(Millions of yen) *(Thousands of US dollars)*

Six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	**2003 (Result)**	**Change**	***2003 (Result)***
Net sales	¥ 101,654	6.1%	¥ 99,140	(2.5%)	**¥ 103,735**	**4.6%**	***$ 932,450***
Operating income	4,390	2.4%	4,646	5.8%	**3,706**	**(20.2%)**	***33,312***
<Operating margin>	4.3%	(0.2)	4.7%	0.4	**3.6%**	**(1.1)**	
Net income	1,887	9.7%	1,970	4.4%	**1,403**	**(28.8%)**	***12,611***
<Return on sales>	1.9%	0.1	2.0%	0.1	**1.4%**	**(0.6)**	

Years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	**2004 (Forecast)**	**Change**	***2004 (Forecast)***
Net sales	¥ 221,528	3.2%	¥ 220,696	(0.4%)	**¥ 232,000**	**5.1%**	***$ 2,085,393***
Operating income	11,115	8.0%	11,539	3.8%	**11,400**	**(1.2%)**	***102,472***
<Operating margin>	5.0%	0.2	5.2%	0.2	**4.9%**	**(0.3)**	
Net income	4,950	15.0%	5,021	1.4%	**4,800**	**(4.4%)**	***43,146***
<Return on sales>	2.2%	0.2	2.3%	0.1	**2.1%**	**(0.2)**	

4. Segment information

(Millions of yen) *(Thousands of US dollars)*

Six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	**2003 (Result)**	**Change**	***2003 (Result)***
Net sales	¥ 101,654	6.1%	¥ 99,140	(2.5%)	**¥ 103,735**	**4.6%**	***$ 932,450***
Information Technology Services	75,118	10.5%	71,304	(5.1%)	**78,252**	**9.7%**	***703,389***
Technical Support Services	27,026	(3.8%)	28,509	5.5%	**26,332**	**(7.6%)**	***236,692***
Eliminations	(490)	-	(673)	-	**(849)**	**-**	***(7,631)***
Operating costs and expenses	¥ 97,264	6.3%	¥ 94,494	(2.8%)	**¥ 100,029**	**5.9%**	***$ 899,138***
Information Technology Services	73,989	10.4%	70,586	(4.6%)	**77,670**	**10.0%**	***698,158***
Technical Support Services	23,760	(3.9%)	24,564	3.4%	**23,220**	**(5.5%)**	***208,719***
Eliminations	(485)	-	(656)	-	**(861)**	**-**	***(7,739)***
Operating income	¥ 4,390	2.4%	¥ 4,646	5.8%	**¥ 3,706**	**(20.2%)**	***$ 33,312***
<Operating margin>	4.3%	(0.2)	4.7%	0.4	**3.6%**	**(1.1)**	
Information Technology Services	1,129	22.7%	718	(36.4%)	**582**	**(18.9%)**	***5,231***
<Operating margin>	1.5%	0.1	1.0%	(0.5)	**0.7%**	**(0.3)**	
Technical Support Services	3,266	(3.1%)	3,945	20.8%	**3,112**	**(21.1%)**	***27,973***
<Operating margin>	12.1%	0.1	13.8%	1.7	**11.8%**	**(2.0)**	
Eliminations	(5)	-	(17)	-	**12**	**-**	***108***

Years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	**2004 (Forecast)**	**Change**	***2004 (Forecast)***
Net sales	¥ 221,528	3.2%	¥ 220,696	(0.4%)	**¥ 232,000**	**5.1%**	***$ 2,085,393***
Information Technology Services	167,803	5.7%	167,187	(0.4%)	**182,200**	**9.0%**	***1,637,752***
Technical Support Services	54,581	(3.5%)	54,993	0.8%	**52,000**	**(5.4%)**	***467,416***
Eliminations	(856)	-	(1,484)	-	**(2,200)**	**-**	***(19,775)***
Operating costs and expenses	¥ 210,413	3.0%	¥ 209,157	(0.6%)	**¥ 220,600**	**5.5%**	***$ 1,982,921***
Information Technology Services	163,357	5.4%	162,570	(0.5%)	**176,895**	**8.8%**	***1,590,067***
Technical Support Services	47,913	(4.2%)	48,077	0.3%	**45,900**	**(4.5%)**	***412,584***
Eliminations	(857)	-	(1,490)	-	**(2,195)**	**-**	***(19,730)***
Operating income	¥ 11,115	8.0%	¥ 11,539	3.8%	**¥ 11,400**	**(1.2%)**	***$ 102,472***
<Operating margin>	5.0%	0.2	5.2%	0.2	**4.9%**	**(0.3)**	
Information Technology Services	4,446	18.5%	4,617	3.8%	**5,305**	**14.9%**	***47,685***
<Operating margin>	2.6%	0.2	2.8%	0.2	**2.9%**	**0.1**	
Technical Support Services	6,668	2.0%	6,916	3.7%	**6,100**	**(11.8%)**	***54,832***
<Operating margin>	12.2%	0.6	12.6%	0.4	**11.7%**	**(0.9)**	
Eliminations	1	-	6	-	**(5)**	**-**	***(45)***

5. Statements of cash flows

(Millions of yen) *(Thousands of US dollars)*

	Six months ended September 30,			Year ended March 31,	*Six months ended September 30,*
	2002 (Result)	**2003 (Result)**	**Change**	2003 (Result)	***2003 (Result)***
Cash flows from operating activities	¥ 4,099	**¥ 2,905**	**¥ (1,194)**	¥ 7,337	***$ 26,112***
Cash flows from investing activities	(964)	**(551)**	**413**	(1,823)	***(4,953)***
Free cash flows	3,135	**2,354**	**(781)**	5,514	***21,159***
Cash flows from financing activities	(594)	**(285)**	**309**	(878)	***(2,562)***
Net cash flows	2,541	**2,069**	**(472)**	4,636	***18,597***
Cash and cash equivalents at beginning	24,686	**29,322**	**4,636**	24,686	***263,569***
Cash and cash equivalents at end	27,227	**31,391**	**4,164**	29,322	***282,166***

6. Investment

Capital expenditures (Millions of yen) *(Thousands of US dollars)*

Six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	**2003 (Result)**	**Change**	***2003 (Result)***
Capital expenditures	¥ 809	(38.7%)	¥ 1,040	28.5%	**¥ 1,015**	**(2.3%)**	***$ 9,123***
Property plant and equipment	162	(22.5%)	544	235.1%	**313**	**(42.5%)**	***2,813***
Depreciation expenses	240	(3.6%)	261	8.7%	**272**	**4.3%**	***2,445***
Accumulated depreciation / Depreciable assets	60.5%	-	60.1%	-	**63.0%**	-	-
Software for internal use	426	(3.2%)	332	(22.1%)	**454**	**36.9%**	***4,081***
Amortization	581	34.6%	447	(22.9%)	**392**	**(12.3%)**	***3,524***
Lease contracts	221	(67.0%)	164	(25.8%)	**248**	**51.4%**	***2,229***
Lease payments	812	(20.3%)	456	(43.8%)	**401**	**(12.0%)**	***3,604***
Total depreciation and amortization	821	20.6%	708	(13.7%)	**664**	**(6.2%)**	***5,969***

Years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	**2004 (Forecast)**	**Change**	***2004 (Forecast)***
Capital expenditures	¥ 2,196	6.2%	¥ 2,323	5.8%	**¥ 2,270**	**(2.3%)**	***$ 20,405***
Property plant and equipment	608	54.3%	814	33.9%	**810**	**(0.5%)**	***7,281***
Depreciation expenses	511	(1.7%)	596	16.6%	**660**	**10.8%**	***5,933***
Accumulated depreciation / Depreciable assets	60.0%	-	61.3%	-			
Software for internal use	672	(17.5%)	1,005	49.6%	**1,160**	**15.4%**	***10,427***
Amortization	925	2.2%	833	(10.0%)	**810**	**(2.7%)**	***7,281***
Lease contracts	916	6.6%	504	(45.0%)	**300**	**(40.4%)**	***2,697***
Lease payments	1,476	(20.6%)	966	(34.5%)	**760**	**(21.3%)**	***6,831***
Total depreciation and amortization	1,436	0.8%	1,429	(0.5%)	**1,470**	**2.9%**	***13,214***

(Note) The amounts of lease assets and lease payments stated above differ from those in notes of financial statements in that lease contract amounts of ¥3 million or less are included in this statement.

The amounts of payments for Software stated above differ from those in the balance sheets in that Software for resale is excluded from this statement.

Major purposes of capital expenditures are as follows: (Millions of yen) *(Thousands of US dollars)*

Six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	**2003 (Result)**	**Change**	***2003 (Result)***
Information infrastructure	¥ 286	(67.0%)	¥ 548	91.2%	**¥ 512**	**(6.6%)**	***$ 4,602***
Outsourcing business	123	(38.8%)	151	22.7%	**150**	**(0.7%)**	***1,348***

Years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	**2004 (Forecast)**	**Change**	***2004 (Forecast)***
Information infrastructure	¥ 1,233	(6.9%)	¥ 1,385	12.3%	**¥ 1,260**	**(9.0%)**	***$ 11,326***
Outsourcing business	218	(23.8%)	367	69.3%	**290**	**(21.0%)**	***2,607***

<Research & development cost>

(Millions of yen) (Thousands of US dollars)

Six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	**2003 (Result)**	**Change**	*2003 (Result)*
Research & development cost	¥ 198	(19.4%)	¥ 215	8.5%	**¥ 243**	**13.3%**	*$ 2,184*
R&D cost / net sales	0.2%	-	0.2%	-	**0.2%**	**-**	**-**

Years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	**2004 (Forecast)**	**Change**	*2004 (Forecast)*
Research & development cost	¥ 405	(18.6%)	¥ 397	(2.0%)	**¥ 500**	**26.0%**	*$ 4,494*
R&D cost / net sales	0.2%	-	0.2%	-	**0.2%**	**-**	**-**

<Educational cost>

(Millions of yen) (Thousands of US dollars)

Six months ended March 31,	2001 (Result)	Change	2002 (Result)	Change	**2003 (Result)**	**Change**	*2003 (Result)*
Costs	¥ 1,021	1.6%	¥ 1,104	8.1%	**¥ 1,147**	**4.0%**	*$ 10,310*
Training & Educational expenses	994	1.9%	1,082	8.8%	**983**	**(9.1%)**	*8,836*
Capital expenditures for educational faculties	27	(9.4%)	22	(18.8%)	**164**	**661.8%**	*1,474*

Years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	**2004 (Forecast)**	**Change**	*2004 (Forecast)*
Costs	¥ 1,949	2.4%	¥ 2,027	4.0%	**¥ 2,140**	**5.6%**	*$ 19,236*
Training & Educational expenses	1,848	(0.6%)	1,916	3.7%	**1,930**	**0.7%**	*17,348*
Capital expenditures for educational faculties	101	129.5%	111	9.5%	**210**	**89.9%**	*1,888*

7. Personnel

(Persons)

At September 30,	2001 (Result)	Change	2002 (Result)	Change	**2003 (Result)**	**Change**
Number of employees	5,152	69	5,309	157	**5,427**	**118**
New employees (recent graduates)	163	(31)	188	25	**179**	**(9)**
New employees (lateral hires)	69	(10)	67	(2)	**62**	**(5)**

At March 31,	2002 (Result)	Change	2003 (Result)	Change	**2004 (Forecast)**	**Change**
Number of employees	5,126	89	5,275	149	**5,410**	**135**
New employees (recent graduates)	163	(31)	188	25	**179**	**(9)**
New employees (lateral hires)	106	(27)	121	15	**130**	**9**

Supplementary Information

<Non-consolidated Results and Forecast>

1. Sales orders

(Millions of yen) / *(Thousands of US dollars)*

Six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	**2003 (Result)**	**Change**	***2003 (Result)***
Net sales orders	¥ 94,683	2.1%	¥ 100,643	6.3%	**¥ 114,495**	**13.8%**	***$ 1,029,168***
Information Technology Services	72,410	2.0%	77,406	6.9%	**94,146**	**21.6%**	***846,256***
Technical Support Services	22,273	2.3%	23,237	4.3%	**20,349**	**(12.4%)**	***182,912***
Sales orders in hand	36,966	(3.7%)	44,926	21.5%	**61,815**	**37.6%**	***555,640***

Years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	**2004 (Forecast)**	**Change**	***2004 (Forecast)***
Net sales orders	¥ 207,331	1.0%	¥ 215,645	4.0%	**¥ 239,800**	**11.2%**	***$ 2,155,505***
Information Technology Services	164,348	2.7%	173,249	5.4%	**200,400**	**15.7%**	***1,801,348***
Technical Support Services	42,983	(5.3%)	42,396	(1.4%)	**39,400**	**(7.1%)**	***354,157***
Sales orders in hand	36,192	(5.8%)	44,257	22.3%	**65,000**	**46.9%**	***584,270***

2. Sales

(Millions of yen) / *(Thousands of US dollars)*

Six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	**2003 (Result)**	**Change**	***2003 (Result)***
Net sales	¥ 96,135	6.9%	¥ 91,909	(4.4%)	**¥ 96,937**	**5.5%**	***$ 871,344***
Information Technology Services	73,749	10.5%	69,815	(5.3%)	**76,575**	**9.7%**	***688,315***
Technical Consultation & Services	38,582	9.3%	37,363	(3.2%)	**37,670**	**0.8%**	***338,607***
General Products Distribution	35,167	11.7%	32,452	(7.7%)	**38,905**	**19.9%**	***349,708***
Technical Support Services	22,386	(3.5%)	22,094	(1.3%)	**20,362**	**(7.8%)**	***183,029***

Years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	**2004 (Forecast)**	**Change**	***2004 (Forecast)***
Net sales	¥ 209,557	3.5%	¥ 207,580	(0.9%)	**¥ 219,000**	**5.5%**	***$ 1,968,539***
Information Technology Services	165,104	5.7%	164,081	(0.6%)	**178,500**	**8.8%**	***1,604,494***
Technical Consultation & Services	83,750	8.7%	80,673	(3.7%)	**86,900**	**7.7%**	***781,123***
General Products Distribution	81,354	2.8%	83,408	2.5%	**91,600**	**9.8%**	***823,371***
Technical Support Services	44,453	(4.0%)	43,499	(2.1%)	**40,500**	**(6.9%)**	***364,045***

3. Non-consolidated statements of income

(Millions of yen) / *(Thousands of US dollars)*

Six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	**2003 (Result)**	**Change**	***2003 (Result)***
Net sales	¥ 96,135	6.9%	¥ 91,909	(4.4%)	**¥ 96,937**	**5.5%**	***$ 871,344***
Operating income	3,962	3.9%	3,687	(6.9%)	**3,025**	**(17.9%)**	***27,191***
<Operating margin>	4.1%	(0.1)	4.0%	(0.1)	**3.1%**	**(0.9)**	
Net income	1,651	9.4%	1,513	(8.3%)	**1,200**	**(20.7%)**	***10,787***
<Return on sales>	1.7%	0.0	1.6%	(0.1)	**1.2%**	**(0.4)**	

Years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	**2004 (Forecast)**	**Change**	***2004 (Forecast)***
Net sales	¥ 209,557	3.5%	¥ 207,580	(0.9%)	**¥ 219,000**	**5.5%**	***$ 1,968,539***
Operating income	9,895	7.6%	9,959	0.6%	**10,100**	**1.4%**	***90,787***
<Operating margin>	4.7%	0.2	4.8%	0.1	**4.6%**	**(0.2)**	
Net income	4,296	13.4%	4,353	1.3%	**4,500**	**3.4%**	***40,449***
<Return on sales>	2.0%	0.1	2.1%	0.1	**2.1%**	**0.0**	

4. Segment information

(Millions of yen) *(Thousands of US dollars)*

Six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	**2003 (Result)**	**Change**	*2003 (Result)*
Net sales	¥ 96,135	6.9%	¥ 91,909	(4.4%)	¥ **96,937**	**5.5%**	*$ 871,344*
Information Technology Services	73,749	10.5%	69,815	(5.3%)	**76,575**	**9.7%**	*688,315*
Technical Support Services	22,386	(3.5%)	22,094	(1.3%)	**20,362**	**(7.8%)**	*183,029*
Operating costs and expenses	¥ 92,173	7.0%	¥ 88,222	(4.3%)	¥ **93,912**	**6.4%**	*$ 844,153*
Information Technology Services	72,601	10.0%	69,139	(4.8%)	**76,108**	**10.1%**	*684,117*
Technical Support Services	19,572	(3.0%)	19,083	(2.5%)	**17,804**	**(6.7%)**	*160,036*
Operating income	¥ 3,962	3.9%	¥ 3,687	(6.9%)	¥ **3,025**	**(17.9%)**	*$ 27,191*
<Operating margin>	4.1%	(0.1)	4.0%	(0.1)	**3.1%**	**(0.9)**	
Information Technology Services	1,148	45.4%	676	(41.1%)	**467**	**(30.9%)**	*4,198*
<Operating margin>	1.6%	0.4	1.0%	(0.6)	**0.6%**	**(0.4)**	
Technical Support Services	2,814	(6.9%)	3,011	7.0%	**2,558**	**(15.0%)**	*22,993*
<Operating margin>	12.6%	(0.4)	13.6%	1.0	**12.6%**	**(1.0)**	

Years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	**2004 (Forecast)**	**Change**	*2004 (Forecast)*
Net sales	¥ 209,557	3.5%	¥ 207,580	(0.9%)	¥ **219,000**	**5.5%**	*$ 1,968,539*
Information Technology Services	165,104	5.7%	164,081	(0.6%)	**178,500**	**8.8%**	*1,604,494*
Technical Support Services	44,453	(4.0%)	43,499	(2.1%)	**40,500**	**(6.9%)**	*364,045*
Operating costs and expenses	¥ 199,662	3.3%	¥ 197,621	(1.0%)	¥ **208,900**	**5.7%**	*$ 1,877,752*
Information Technology Services	160,748	5.3%	159,568	(0.7%)	**173,400**	**8.7%**	*1,558,651*
Technical Support Services	38,914	(4.1%)	38,053	(2.2%)	**35,500**	**(6.7%)**	*319,101*
Operating income	¥ 9,895	7.6%	¥ 9,959	0.6%	¥ **10,100**	**1.4%**	*$ 90,787*
<Operating margin>	4.7%	0.2	4.8%	0.1	**4.6%**	**(0.2)**	
Information Technology Services	4,356	25.5%	4,513	3.6%	**5,100**	**13.0%**	*45,843*
<Operating margin>	2.6%	0.4	2.8%	0.2	**2.9%**	**0.1**	
Technical Support Services	5,539	(3.3%)	5,446	(1.7%)	**5,000**	**(8.2%)**	*44,944*
<Operating margin>	12.5%	0.1	12.5%	0.0	**12.3%**	**(0.2)**	

5. Statements of cash flows

(Millions of yen) *(Thousands of US dollars)*

	Six months ended September 30,			Year ended March 31,	*Six months ended September 30,*
	2002 (Result)	**2003 (Result)**	**Change**	2003 (Result)	*2003 (Result)*
Cash flows from operating activities	¥ 3,411	¥ **3,319**	**¥ (92)**	¥ 6,642	*$ 29,834*
Cash flows from investing activities	(1,018)	**(504)**	**514**	(1,798)	*(4,530)*
Free cash flows	2,393	**2,815**	**422**	4,844	*25,304*
Cash flows from financing activities	(566)	**(285)**	**281**	(850)	*(2,562)*
Net cash flows	1,827	**2,530**	**703**	3,994	*22,742*
Cash and cash equivalents at beginning	23,232	**27,226**	**3,994**	23,232	*244,728*
Cash and cash equivalents at end	25,059	**29,756**	**4,697**	27,226	*267,470*

6. Investment

Capital expenditures (Millions of yen) (Thousands of US dollars)

Six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	**2003 (Result)**	**Change**	*2003 (Result)*
Capital expenditures	¥ 469	(57.5%)	¥ 898	91.4%	¥ **925**	**3.0%**	*$ 8,315*
Property plant and equipment	106	10.0%	502	375.4%	**291**	**(42.0%)**	*2,616*
Depreciation expenses	186	(5.5%)	218	17.5%	**229**	**4.8%**	*2,058*
Accumulated depreciation / Depreciable assets	56.7%	-	54.9%	-	**58.3%**	-	
Software for internal use	260	(38.6%)	332	27.5%	**425**	**28.1%**	*3,820*
Amortization	420	10.8%	414	(1.5%)	**370**	**(10.7%)**	*3,326*
Lease contracts	103	(82.3%)	64	(38.2%)	**209**	**228.0%**	*1,879*
Lease payments	686	(30.6%)	368	(46.4%)	**335**	**(8.8%)**	*3,011*
Total depreciation and amortization	606	5.2%	632	4.4%	**599**	**(5.3%)**	*5,384*

Years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	**2004 (Forecast)**	**Change**	*2004 (Forecast)*
Capital expenditures	¥ 1,324	(21.8%)	¥ 1,992	50.4%	¥ **2,070**	**4.0%**	*$ 18,607*
Property plant and equipment	539	128.5%	693	28.6%	**750**	**8.3%**	*6,742*
Depreciation expenses	395	(3.1%)	499	26.2%	**560**	**12.3%**	*5,034*
Accumulated depreciation / Depreciable assets	55.0%	-	56.6%	-			
Software for internal use	627	(14.4%)	1,007	60.7%	**1,070**	**6.3%**	*9,618*
Amortization	844	7.4%	770	(8.7%)	**760**	**(1.3%)**	*6,831*
Lease contracts	158	(78.2%)	292	84.0%	**250**	**(14.3%)**	*2,247*
Lease payments	1,226	(30.0%)	761	(37.9%)	**620**	**(18.5%)**	*5,573*
Total depreciation and amortization	1,239	3.8%	1,269	2.4%	**1,320**	**4.0%**	*11,865*

(Note) The amounts of lease assets and lease payments stated above differ from those in notes of financial statements in that lease contract amounts of ¥3 million or less are included in this statement.
The amounts of payments for Software stated above differ from those in the balance sheets in that Software for resale is excluded from this statement.

Major purposes of capital expenditures are as follows: (Millions of yen) (Thousands of US dollars)

Six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	**2003 (Result)**	**Change**	*2003 (Result)*
Information infrastructure	¥ 165	(77.6%)	¥ 502	204.3%	¥ **447**	**(10.9%)**	*$ 4,018*
Outsourcing business	123	(38.8%)	152	23.4%	**150**	**(1.3%)**	*1,348*

Years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	**2004 (Forecast)**	**Change**	*2004 (Forecast)*
Information infrastructure	¥ 461	(54.7%)	¥ 1,162	152.2%	¥ **1,120**	**(3.6%)**	*$ 10,067*
Outsourcing business	217	(23.8%)	368	69.7%	**290**	**(21.2%)**	*2,607*

<Research & development cost>

(Millions of yen) *(Thousands of US dollars)*

Six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	**2003 (Result)**	**Change**	*2003 (Result)*
Research & development cost	¥ 198	(19.4%)	¥ 215	8.5%	**¥ 243**	**13.3%**	*$ 2,184*
R&D cost / net sales	0.2%	-	0.2%	-	**0.3%**	-	

Years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	**2004 (Forecast)**	**Change**	*2004 (Forecast)*
Research & development cost	¥ 405	(18.6%)	¥ 397	(2.0%)	**¥ 500**	**26.0%**	*$ 4,494*
R&D cost / net sales	0.2%	-	0.2%	-	**0.2%**	-	

<Educational cost>

(Millions of yen) *(Thousands of US dollars)*

Six months ended March 31,	2001 (Result)	Change	2002 (Result)	Change	**2003 (Result)**	**Change**	*2003 (Result)*
Costs	¥ 980	(2.0%)	¥ 1,064	8.6%	**¥ 1,083**	**1.8%**	*$ 9,735*
Training & Educational expenses	953	(1.8%)	1,046	9.8%	**919**	**(12.2%)**	*8,261*
Capital expenditures for educational faculties	27	(9.4%)	18	(32.0%)	**164**	**811.0%**	*1,474*

Years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	**2004 (Forecast)**	**Change**	*2004 (Forecast)*
Costs	¥ 1,849	(2.5%)	¥ 1,892	2.4%	**¥ 2,010**	**6.2%**	*$ 18,068*
Training & Educational expenses	1,799	(2.8%)	1,850	2.8%	**1,800**	**(2.7%)**	*16,180*
Capital expenditures for educational faculties	50	10.5%	42	(15.1%)	**210**	**398.7%**	*1,888*

7. Personnel

(Persons)

At September 30,	2001 (Result)	Change	2002 (Result)	Change	**2003 (Result)**	**Change**
Number of employees	4,420	(91)	4,413	(7)	**4,411**	**(2)**
New employees (recent graduates)	126	(49)	150	24	**152**	**2**
New employees (lateral hires)	16	1	23	7	**12**	**(11)**

At March 31,	2002 (Result)	Change	2003 (Result)	Change	**2004 (Forecast)**	**Change**
Number of employees	4,355	(22)	4,322	(33)	**4,380**	**58**
New employees (recent graduates)	126	(49)	150	24	**152**	**2**
New employees (lateral hires)	26	6	31	5	**60**	**29**